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CALVERT WORLD VALUES FUND, INC.

Calvert World Values International Equity Fund
Calvert Capital Accumulation Fund

PLAN OF DISTRIBUTION PURSUANT TO RULE 12B-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

Class A

Class A Distribution Plan expenses incurred by the Calvert World Values International Equity Fund pursuant to this Plan may not exceed, on an annual basis, 0.35% of the Fund's Class A average daily net assets.

Class A Distribution Plan expenses incurred by the Calvert Capital Accumulation Fund pursuant to this Plan may not exceed, on an annual basis, 0.35% of the Fund's Class A average daily net assets.

Restated September 29, 2005